April 26, 2011

DIRECT DIAL: 212.451.2250
EMAIL: AFREEDMAN@OLSHANLAW.COM

VIA EDGAR, FACSIMILE AND ELECTRONIC MAIL

David L. Orlic
Special Counsel
United States Securities and Exchange Commission
Office of Mergers and Acquisitions 100 F Street, N.E.
Washington, D.C. 20549

Re:	McCormick & Schmick’s Seafood Restaurants, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed on April 15, 2011 by Landry’s Restaurants, Inc., LSRI Holdings, Inc. and Tilman J. Fertitta
File No. 000-50845

Dear Mr. Orlic:

We acknowledge receipt of the letter of comment dated April 22, 2011 from the Staff (the “Comment Letter”) with regard to the above-referenced matter.  We have reviewed the Comment Letter with Landry’s Restaurants, Inc. (“Landry’s”) and provide the following supplemental response on its behalf.  Unless otherwise indicated, the page references below are to the marked version of the enclosed paper copy of the Preliminary Proxy Statement on Schedule 14A (the “Schedule 14A”) filed on the date hereof.  Capitalized terms used herein and not separately defined have the meanings given to them in the Schedule 14A.  Our responses are numbered to correspond to your comments.

General

1.
You seek authority to “not attend” the annual meeting on behalf of security holders, to ensure that shares are “not voted or represented” at the annual meeting, and to have shares “not be counted toward a quorum” for the annual meeting.  With a view towards revised disclosure, please provide support for the authority you seek under applicable state corporate and other law.  To the extent that your authority under applicable state law is inconclusive, please revise your disclosure to indicate that your authority may be challenged in a court of competent jurisdiction.

April 25, 2011

We acknowledge the Staff’s comment.  Under Delaware law, stockholders do not have a legal duty to participate in an annual meeting to elect directors1, and a stockholder’s refusal to attend a meeting, thereby preventing a quorum from existing, is not unlawful2.  In addition neither Section 212 of the Delaware General Corporation Law nor any related case law or learning limits the ability of a proxyholder to seek authority from stockholders to “not attend” an annual meeting.  To the best of our knowledge, there are not any cases under Delaware law on-point.  Accordingly, we have revised the Schedule 14A to indicate that such authority may be challenged in a court of competent jurisdiction.  Please see page 2 of the Proxy Statement.

2.
Please provide your analysis as to whether the annual meeting is now considered a contested election under applicable self-regulatory organization rules.  If you determine that the election would be considered contested under those rules, please revise your disclosure as necessary to clearly set forth any implications of this characterization.

We acknowledge the Staff’s comment.  Under New York Stock Exchange Rule 452, which applies to all NYSE “members,” including companies listed on the Nasdaq exchange, the Landry’s proxy materials seeking stockholder authority to withhold votes from being present and counted at the Annual Meeting creates a counter-solicitation, or “contest”, as it relates to the Company’s solicitation in connection with the Annual Meeting.  We view this contested situation as a “quorum contest” and not a “director election contest.”  We have revised the disclosure to more clearly set forth this distinction.  See page 10 of the Proxy Statement.

3.	Please confirm that the voting standard under the company’s organizational documents for the election of directors remains majority voting even if the election is considered to be contested.

We acknowledge the Staff’s comment and hereby confirm that the the voting standard under the Company’s organizational documents for the election of directors remains majority voting.  As mentioned above, while we view this as a contested solicitation, we do not consider the specific proposal involving the election of directors to be directly contested such that the voting standard would shift to that of a plurality.

4.
The form of proxy provides security holders with only one option: “withhold vote.”  Please explain how this is consistent with your statement that you seek authority to “not attend” the annual meeting on behalf of security holders, to ensure that shares are “not voted or represented” at the annual meeting, and to have shares “not be counted toward a quorum” for the annual meeting.  Abstaining from a vote does not appear to be the equivalent of the foregoing.

We acknowledge the Staff’s comment and have more clearly delineated the option on the form of proxy in response to the Staff’s comment.  Please see the form of proxy.

5.
Please explain how providing only an option to “withhold vote” is consistent with Rule 14a-4(b)(1), which requires you to afford security holders an opportunity to specify by boxes a choice between approval or disapproval of, or abstention with respect to each separate matter referred to as intended to be acted upon.

We acknowledge the Staff’s comment. In response, we have included an additional box marked ‘abstain’ on the form of proxy and have clearly indicated on the form of proxy that any stockholder that wishes to have their shares be represented and voted for the Company’s proposals at the Annual Meeting should not fill out the GOLD proxy card and should instead refer to the Company’s proxy soliciting materials.  Please see the form of proxy.

1 Ringling Bros.-Barnum & Bailey Combined Shows v. Ringling, 53 A.2d 441, 447 (Del. 1947).
2 In re Pioneer Drilling Co., 130 A.2d 559, 560 (Del. Ch. 1957).

April 25, 2011

6.
Please provide your detailed legal analysis as to how your proposal is consistent with Rule 14a-4(e), which requires you to vote the shares represented by the proxy as directed, subject to reasonable specified conditions.

We acknowledge the Staff’s comment.  We hereby supplementally advise the Staff that both the Proxy Statement and form of proxy specify that a stockholder is in effect “voting” to have their respective shares withheld from and not counted towards a quorum for purposes of the Annual Meeting.  Of course, the only way to effectuate such a voting decision is to not “vote” such shares at the Annual Meeting.  We believe the term “vote” as used in the phrase “will be voted” under Rule 14a-4(e) is meant to be interpreted in its general sense, as opposed to a more specific meaning that would require that such shares actually be delivered, voted and counted at a meeting or otherwise.

A stockholder of the Company has the ability “to express their choice or opinion” in connection with the Annual Meeting by having their shares not be voted or otherwise present for purposes of a quorum.  We believe the Proxy Statement and form of proxy contain sufficient disclosure to enable the stockholder to make an informed decision in regard to granting proxy authority to withhold their shares from being voted or counted for purposes of establishing a quorum at the Annual Meeting.

We believe the primary purpose of Rule 14a-4(e) is to prevent the recipient of the proxy from seeking to exercise a degree of discretion that would be otherwise inconsistent with limits on when a proxy can confer discretionary authority.  We do not read the rule to require that the recipients of the proxies actually deliver and vote the stockholder’s shares, but instead only requires the recipients of the proxies to effect the expression of such stockholder’s choice or opinion with respect to its shares in accordance with the authority given.

As the Commission stated in 1992, “[p]rior to a shareholder granting the legal power to someone else – whether management or an outsider – to vote his or her stock, the shareholder needs to know what matters will be voted on, and how the recipient of the proxy intends to vote the shareholder’s shares.”Here, the Proxy Statement and form of proxy clearly indicate to stockholders how the recipient of the proxy intends to “vote” such stockholder’s shares.

Furthermore, in its July 10, 2009 proposed rule release entitled “Proxy Disclosure and Solicitation Enhancements” the SEC appears to acknowledge that there are certain situations where proxyholders may withhold shares from voting where consistent with the authority granted and where there are reasonable specified conditions.  Consider the following from the proposed rule release:

Similarly, a shareholder needs to know whether the recipient of a proxy will only vote the  shareholder’s shares subject to some condition. We believe that in order for there to be “reasonable specified conditions,” the conditions must be objectively determinable to enable the shareholder to make an informed decision in regard to granting proxy authority and confirm that any later withholding of shares from voting is consistent with the authority granted.

If a recipient of a proxy may withhold shares from voting subject to a reasonable specified condition being met, then we believe it follows that a recipient of a proxy should likewise be permitted to withhold shares from voting where it is clearly stated in the proxy materials and form of proxy card that this is how the recipient of the proxy intends to vote such shares.

April 25, 2011

Letter to Security Holders

7.	Please disclose that all of the participants in the solicitation are bidders in the tender offer, including Mr. Tilman Fertitta individually and Landry’s Restaurants, Inc.

We acknowledge the Staff’s comment and have disclosed that all of the participants in the solicitation are bidders in the tender offer, including Mr. Tilman Fertitta individually and Landry’s Restaurants, Inc.  Please see the Letter to Security Holders.

8.
In the third paragraph of this letter, you state that you are giving security holders a voice with respect to the tender offer.   Please explain this statement, as security holders appear to already have a voice with respect to the tender offer, in that they may freely choose whether to tender their shares.

We acknowledge the Staff’s comment and have revised the disclosure so as to more clearly specify that Landry’s believes that in addition to stockholders’ decision whether or not to tender their shares, that stockholders also should have a voice in connection with the Annual Meeting.  Please see the Letter to Security Holders.

9.
You state that only a security holder’s latest dated proxy will be counted.  Please explain the basis for this statement under state law, with due regard to the fact that you are seeking authority to “not attend” the meeting on security holders’ behalf.

In contrast to the SEC proxy rules, the Delaware statute provides little in the way of regulation of the form of the proxy.  Generally, a proxy carrying a later date is controlling over one with an earlier date “under the theory that the latter -- that is, more recent -- proxy constitutes a revocation of the former.”3  According to Schott v. Climax Molybdenum Co., these general rules unquestionably apply if instructions to that effect “appear on the face of the later dated proxy” and if “the total number of shares registered in the name of the person giving the proxies is included in each proxy.”4  While we could find no case law on point in connection with a proxy seeking authority to “not attend” the meeting on the stockholder’s behalf, we believe that the later dated proxy would still prevail under Delaware law.  Additionally, in accordance with Comment #1 above, we have provided disclosure in the Proxy Statement indicating that such authority may be challenged in a court of competent jurisdiction.  Please see page 2 of the Proxy Statement.

3 Standard Power & Light Corp. v. Inv. Assocs. , 51 A.2D 572, 580 (Del. 1947)
4 Schott v. Climax Molybdenum Co., 154 A.2d 221, 2234 (Del. Ch. 1959)

April 25, 2011

Background of the Solicitation, page 3

10.	Please explain why you characterize it as a “failure” if a security holder opts not to execute your proxy card.

We acknowledge the Staff’s comment and have revised the language so as not to suggest or characterize such a decision as a “failure.”  Please see page 5 of the Proxy Statement.

What if my shares are held in “street name” through a broker, bank or other nominee?, page 8

11.	Please clarify what it means that brokers, banks and other nominees will “need to notify the street that these shares are not being voted in the ordinary course.”

We acknowledge the Staff’s comment and have deleted this question from the Q&A section of the Proxy Statement.

Sincerely,

/s/ Andrew M. Freedman

Andrew M. Freedman